UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

September 2022

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On September 12, 2022, Akari Therapeutics, Plc (the “Company”) entered into a definitive agreement (the “Purchase Agreement”) with healthcare-focused institutional investors and accredited investors alongside participation from certain existing investors, including the Akari Executive Chairman of the Board of Directors, Dr. Ray Prudo, providing for the issuance of an aggregate of 15,100,000 American Depositary Shares (the “ADSs”) in a registered direct offering at $0.85 per ADS for aggregate gross proceeds of approximately $12.84 million. The offering is expected to close on or about September 14, 2022, subject to the satisfaction of customary closing conditions.

The Purchase Agreement also contains representations, warranties, indemnification and other provisions customary for transactions of this nature.

The Company also entered into a letter agreement with A.G.P./Alliance Global Partners (the “Placement Agent”), pursuant to which the Placement Agent agreed to serve as the placement agent for the Company in connection with the offering. The Company agreed to pay the Placement Agent a cash placement fee equal to 7% of the aggregate purchase price for the ADSs sold in the offering, expense reimbursement of up to $75,000 and a non-accountable expense allowance of $50,000.

Torreya Capital, LLC may receive a tail fee in respect of the purchase by certain investors pursuant to this offering in connection with that certain engagement letter dated August 1, 2022.

The ADSs being issued in the registered direct offering (the "Registered Offering") will be issued pursuant to a prospectus supplement dated September 12, 2022 which will be filed with the U.S. Securities and Exchange Commission (the "SEC"), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-251673) (the “Registration Statement”), which was filed on December 23, 2020 and declared effective by the SEC on December 31, 2020, and the base prospectus dated as of December 31, 2020 contained in such Registration Statement. This Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the ADSs or warrants in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In a concurrent private placement (the “Private Placement” and together with the Registered Offering, the “Offerings”), the Company agreed to issue to the investors (i) series A warrants (the “Series A Warrants”) exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS and (ii) series B warrants (the “Series B Warrants” and together with the Series A Warrants, the “Warrants” and collectively with the ADSs, the “Securities”) exercisable to purchase up to 15,100,000 ADSs at an exercise price of $0.85 per ADS. The Series A Warrants and Series B Warrants, each series of which will be exercisable immediately following the date of issuance, will expire two years following issuance, in the case of the Series A Warrants, and seven years following issuance, in the case of the Series B Warrants. The Warrants and the ADSs issuable upon the exercise of the Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), were not offered pursuant to the Registration Statement and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

A holder (together with its affiliates) may not exercise any portion of the Warrants to the extent that the holder would own more than 4.99% (or, at the purchaser’s option upon issuance, 9.99%) of the Company’s outstanding ordinary shares immediately after exercise. However, upon at least 61 days’ prior notice from the holder to the Company, a holder with a 4.99% ownership blocker may increase the amount of ownership of outstanding Common Stock after exercising the holder’s Warrants up to 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrant.

Pursuant to the terms of the Purchase Agreement, the Company agreed to cause a registration statement on Form F-1 providing for the resale by holders of ordinary shares issuable upon the exercise of the Warrants, to become effective within 60 days following the closing of the Registered Offering (or within 90 days following the closing of the Registered Offering in case of “full review” of such registration statement by the SEC) and to keep such registration statement effective at all times.

The foregoing summaries of the terms of the Purchase Agreement, Series A Warrants and Series B Warrants are subject to, and qualified in their entirety by such documents attached hereto as Exhibits 10.1, 10.2 and 10.3 respectively, and are incorporated herein by reference. The Purchase Agreement contains representations and warranties that the parties made to, and solely for the benefit of, the others, except as expressly set forth in the Purchase Agreement, in the context of all of the terms and conditions of that agreement and in the context of the specific relationship between the parties.

A copy of the opinion of McDermott Will & Emery UK LLP relating to the securities is attached hereto as Exhibit 5.1.

On September 12, 2022, the Company issued a press release announcing it had entered into a definitive agreement with healthcare-focused institutional investors and accredited investors alongside participation from certain existing investors, including the Akari Executive Chairman of the Board of Directors, Dr. Ray Prudo, to receive gross proceeds of approximately $12.75 million, in connection with the Offerings. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements related to the offering and concurrent private placement (together, the “Transactions”), the expected gross proceeds and the expected closing of the Transactions. This Report states that the Transactions are expected to close on or about September 14, 2022. In fact, the closing of the Transactions is subject to various conditions and contingencies as are customary in securities purchase agreement in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the Transactions may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Report. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for nomacopan and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; our ability to enter into collaborative, licensing, and other commercial relationships and on terms commercially reasonable to us; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the U.S. Food and Drug Administration (FDA), Medicines and Healthcare products Regulatory Agency (MHRA) and European Medicines Agency (EMA) and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for nomacopan may not be as large as expected; risks associated with the impact of the COVID-19 pandemic; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the SEC, including our most recently filed Annual Report on Form 20-F filed with the SEC. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

The information contained in this Report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

Exhibit No.

5.1	Opinion of McDermott Will & Emery UK LLP

10.1	Form of Securities Purchase Agreement dated as of September 12, 2022 between Akari Therapeutics, Plc and the investors listed therein

10.2	Form of Series A Warrant to be issued by Akari Therapeutics, Plc on September 14, 2022

10.3	Form of Series B Warrant to be issued by Akari Therapeutics, Plc on September 14, 2022

23.1	Consent of McDermott Will & Emery UK LLP (contained in Exhibit 5.1)

99.1	Press Release dated September 12, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Rachelle Jacques
Name:	Rachelle Jacques
President and Chief Executive Officer

Date: September 14, 2022